EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended
	March 31, 2016		December 31, 2015		March 31, 2015
Earnings:
Net income	$146.9		$144.5		$103.7
Provision for income taxes – continuing operations	52.7		(10.2)		44.0
Loss from discontinued operation, net of taxes	4.8		6.7		–
Income from continuing operations, before provision for income taxes	204.4		141.0		147.7
Fixed Charges:
Interest and debt expenses on indebtedness	286.4		286.7		271.3
Interest factor: one-third of rentals on real and personal properties	3.1		4.1		1.8
Total fixed charges for computation of ratio	289.5		290.8		273.1
Total earnings before provision for income taxes and fixed charges	$493.9		$431.8		$420.8
Ratios of earnings to fixed charges	1.71	x	1.48	x	1.54	x